FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Mexico City, September 30, 2010 - Telmex Internacional, S.A.B. de C.V. (“Telint”) (BMV: TELINT; LATIBEX: XTII), hereby informs that its subsidiary, Embratel Participações S.A. has announced an amendment to the Notice of Voluntary Public Offering published on August 9, 2010, for the purchase by Empresa Brasileira de Telecomunicações S.A. – EMBRATEL of up to 100% (one hundred percent) of the preferred shares (other than the shares owned by Embratel Participações S.A.), issued by Net Serviços de Comunicação S.A. The following is an English translation of the notice of material fact (“fato relevante”) published by Embratel Participações S.A. on September 28, 2010:

Embratel Participações S.A.

CNPJ/MF 02.558.124/0001-12

N.I.R.E. 3330026237-7

Notice of Material Fact

Embratel Participações S.A. (“Embrapar”), in accordance with Instruction 358/02 of the Brazilian Securities Commission (the “CVM”), hereby informs the general public and its shareholders, that its subsidiary, Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”) was notified on September 27, 2010 by the technical division of the CVM that the maximum number of preferred shares that Embratel may acquire for purposes of Item 1.3.1 of the Notice of the Voluntary Public Offer (the “Tender Offer Notice”) for the acquisition of up to 100% of the preferred shares (other than preferred shares held by Embrapar) of Net Serviços de Comunicação S.A., CNPJ/MF 00.108.786/0001-65 (“Net”), published on August 20, 2010, one-third of the outstanding preferred shares, should be calculated based on the number of Net’s preferred shares outstanding on September 4, 2000, equivalent to 1,237,789 preferred shares (the “CVM Opinion”). However, in the event that the total number of preferred shares tendered exceeds two-thirds of the total preferred shares outstanding on the date of the auction, Embratel must acquire all such tendered preferred shares.

Therefore, in consideration of the CVM Opinion and the need for full disclosure in connection with the offer documents filed in the United States of America, Embrapar and Embratel hereby inform their shareholders and the general public, and in particular, Net’s shareholders, the decision, approved by the CVM, to postpone the auction date to October 7, 2010 at 3:00 p.m. Brasilia time. For purposes of the Tender Offer Notice, “Auction Date” means October 7, 2010, at 3:00 p.m. Brasilia time. Therefore, the dates to tender the shares into the auction as described in item 4.1 of the Tender Offer Notice are also postponed to October 6, 2010, until 6:00 p.m. Brasilia time, and the auction settlement date, as described in item 5.1 of the Tender Offer Notice, is postponed to October 13, 2010.

All of the other terms and conditions of the tender offer as described in the Tender Offer Notice, as amended by the Notice to the Market published on August 31, 2010 remain the same.

Shareholders of Net that had elected to participate in the auction on September 29, 2010 will have the ability to cancel their orders to sell their preferred shares.

About Telint

Telint is a Mexican holding company with subsidiaries located in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. It aims at providing a wide variety of telecommunication services, including voice, data, video transmission, paid cable and satellite television, internet access and complete telecommunication solutions as well as the services related to the yellow page directories in Mexico, USA, Argentina, Colombia and Peru.

More information about Telint is available at www.telmexinternacional. com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional informs to investor public